Exhibit 99.1

Grant of Restricted Share Units to Mr. Xing Jin

BEIJING, Jan. 5, 2024 -- So-Young International Inc. (NASDAQ: SY) ("So-Young" or the "Company"), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that the Compensation Committee has approved to grant, and the Company has granted to Mr. Xing Jin, the chairman of the board of directors and the chief executive officer of the Company, 2,923,077 restricted share units of the Company (the “Restricted Share Units”), each representing the right to receive one Class A ordinary share of the Company upon vesting. The restricted share units were granted to Mr. Jin to recognize and reward his contribution to the Company and to incentivize him to lead the Company to greater business results as the Company explores new business initiatives.

To better align the Company’s long-term strategies and the shareholders’ interests, Mr. Jin has agreed not to sell more than one-third of the total Class A ordinary shares to be issued upon the vesting of the Restricted Share Units in each year ending December 31, 2024, 2025 and 2026.

About So-Young

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young's strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

For more information, please contact:

So-Young

Investor Relations
Ms. Vivian Xu
Phone: +86-10-8790-2012
E-mail: ir@soyoung.com

Christensen

In China
Mr. Christian Arnell
Phone: +852-2232-3968
E-mail: christian.arnell@christensencomms.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com